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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We consent to the inclusion in this annual report on Form 40-F of:

-

our Independent Auditors’ Report of Registered Public Accounting Firm dated March 29, 2012 on the consolidated balance sheets of Taseko Mines Limited (the “Company") and subsidiaries as of December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010; and

-	our Report of Independent Registered Public Accounting Firm dated March 29, 2012 on the Company’s internal control over financial reporting as of December 31, 2011 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2011.

\\s\\ KPMG LLP

Chartered Accountants

March 29, 2012
Vancouver, Canada

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